SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2010

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is the press release announcing Optibase's sale of its video solutions business.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (Form S-8 File No. 333-10840; Form S-8 File No. 333-12814; Form S-8 File No. 333-13186; Form S-8 File No. 333-91650; Form S-8 File No. 333-122128; S-8 File No. 333-137644; Form S-8 File No. 333-139688; Form S-8 File No. 333-148774;)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: July 1, 2010

Media Contacts: Amir Philips, CFO, Optibase Ltd. 011-972-9-9709-200 Investor Relations Contact: Marybeth Csaby, KCSA for Optibase +1-212-896-1236 mcsaby@kcsa.com

OPTIBASE ANNOUNCES CLOSING OF SALE OF ITS VIDEO SOLUTIONS BUSINESS

HERZLIYA, Israel, July 1, 2010 – Optibase Ltd. (NASDAQ:OBAS) today announced the successful closing of the sale of its video solutions business pursuant to an asset purchase agreement entered into on March 16, 2010 (“APA”), by and between Optibase Ltd., our subsidiary Optibase Inc. (collectively "Optibase") and Optibase Technologies Ltd. and Stradis Inc., both wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec and Optibase Technologies Ltd., collectively “Vitec”).

Pursuant to the transaction, Vitec acquired all rights, title and interest in and to all of Optibase's assets and assumed certain liabilities, related to Optibase's video solutions business only (the “Acquired Assets”). Optibase's video solutions business includes the design, development, manufacture, production, supply, sale, marketing and distribution of video devices and related services.

As consideration for the Acquired Assets and the assumption of Optibase's liabilities, Vitec paid Optibase a sum of $8 million of which a sum of $6.7 million was paid in cash at closing and $1 million and $0.3 million were deposited in escrow accounts for certain periods as a security for the indemnity undertakings of Optibase pursuant to the APA and as security for any compensation to be paid by Optibase to Vitec if any consortium agreements to which Optibase is party are not assigned to Vitec. In addition, Optibase expects to receive approximately $1 million during the next year from Vitec relating to receivables and payables as of June 30, 2010.

In addition, under to the APA, the consideration may be further adjusted according to an earn-out mechanism pursuant to which 45% of Vitec’s revenues deriving from the Video Solutions Business and exceeding $14 million in the year following the closing of the Transaction, will be paid to Optibase.

S.A. Vitec has undertaken to fully guarantee all undertakings, representations, warranties and obligations of Optibase Technologies Ltd. and Stradis Inc. under the APA.

The Company expects to record a one time capital gain of approximately $6.2 million resulting from this transaction.

CEO of Optibase, Tom Wyler, commented; “I would like to thank all of our employees for their years of service with us and wish them well in this new venture. I would also like to congratulate Mr. Philip Wetzel, CEO of Vitec for the successful completion of this transaction and wish Vitec all the best with continuing and leveraging the Optibase brand“.

About Optibase
Optibase provided video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. Optibase has recently entered into the fixed-income real-estate sector.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to us not receiving the full proceeds from the sale of our video solutions business, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.